Filed by: IESI-BFC Ltd.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Waste Services, Inc.

Exchange Act File Number of Subject Company: 000-25955

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.  Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements.  These forward-looking statements may include, without limitation, IESI-BFC Ltd.’s expectations with respect to: the synergies, efficiencies, capitalization and anticipated financial impacts of the transaction; and the timing of the completion of the transaction.

These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from the expected results.  Most of these factors are outside our control and difficult to predict.  The following factors, among others, could cause or contribute to such material differences: the ability to realize the expected synergies resulting from the transaction in the amounts or in the timeframe anticipated; and the ability to integrate Waste Services, Inc.’s businesses into those of IESI-BFC Ltd. in a timely and cost-efficient manner.  Additional factors that could cause IESI-BFC’s and WSI’s results to differ materially from those described in the forward-looking statements can be found in the 2009 Annual Report on Form 10-K for WSI, and in IESI-BFC’s 2009 Annual Report on Form 40-F, Registration Statement on Form F-10, as amended, and Registration Statement on Form F-4, each of which are filed with the SEC and available at the SEC’s Internet web site (www.sec.gov), and IESI-BFC’s 2009 Annual Information Form filed with the Ontario Securities Commission which is available at the SEDAR web site (www.sedar.com).  IESI-BFC and WSI caution that the foregoing list of factors is not exclusive. All subsequent written and oral forward-looking statements concerning WSI, IESI-BFC, the transaction or other matters and attributable to WSI or IESI-BFC or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. WSI and IESI-BFC do not undertake any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this communication, except as required by law.

Additional Information

IESI-BFC Ltd. has filed with the SEC a Registration Statement on Form F-4 containing a proxy statement/prospectus.  Stockholders are encouraged to read the proxy statement/prospectus regarding the proposed transaction as well as other documents filed with the SEC because they contain important information. Stockholders may obtain a free copy of the definitive proxy statement/prospectus, as well as other filings containing information about IESI-BFC Ltd. and Waste Services, Inc., without charge, at the SEC’s Internet site (www.sec.gov).

You may also obtain copies of all documents filed with the SEC regarding this transaction, without charge, from IESI-BFC’s website (www.iesi-bfc.com) or from Waste Services’ website (www.wasteservicesinc.com) or by directing a request to IESI-BFC Ltd., 135 Queens Plate Drive, Suite 300, Toronto, Ontario, Canada M9W 6V1, Attention:  Investor Relations, (416) 401-7729, or to Waste Services, Inc., 1122 International Blvd., Suite 601, Burlington, Ontario, Canada L7L 6Z8, Attention:  Shareholder Relations, (905) 319-1237.

Proxy Solicitation

IESI-BFC, Ltd., Waste Services, Inc., their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding IESI-BFC Ltd.’s and Waste Services Inc.’s directors and executive officers is available in the Registration Statement on Form F-4, which was filed with the SEC on January 19, 2010.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is also contained in the above-referenced Registration Statement on Form F-4, and in other relevant materials to be filed with the SEC when they become available.

IESI-BFC LTD. AND WASTE SERVICES, INC.

RECEIVE APPROVAL FROM CANADIAN COMPETITION BUREAU FOR MERGER

Toronto, Ontario – June 29, 2010 – IESI-BFC Ltd. (“IESI-BFC”) (NYSE, TSX: BIN) and Waste Services, Inc. (“WSI”) (NASDAQ: WSII) announced today that the Canadian Competition Bureau will not challenge their proposed merger.

This is reflected in a consent agreement with the Competition Bureau which will be registered with the Competition Tribunal in Ottawa.  Pursuant to the agreement, the companies will divest of certain commercial customer contracts and equipment in five Canadian markets:  Calgary and Edmonton, Alberta; and Hamilton, Ottawa and Simcoe County, Ontario.  These assets generate, in aggregate, approximately CAD$18.5 million of annualized revenue for the combined company.  The companies will also divest of one duplicate transfer station in Hamilton, Ontario.

“We undertook a very rigorous review alongside the Competition Bureau”, said Keith Carrigan, Vice-Chairman and Chief Executive Officer of IESI-BFC.  “The imposed divestitures are not material to the broader transaction with WSI, and we remain confident that we will achieve our estimated net pre-tax annual run rate synergies of US$25 - 30 million.”

As previously announced, the Special Meeting of WSI’s shareholders for the purpose of approving the merger will be held on Wednesday, June 30, 2010 at 9:00 a.m. (ET) at the Hilton Garden Inn, 985 Syscon Road, Burlington, Ontario, Canada in the Labatt Hall “C”.

Pending a favorable outcome at the Special Meeting, IESI-BFC and WSI have agreed to close the transaction after the July 1, 2010 Canada Day holiday, with an intended close date of Friday, July 2, 2010.

WSI’s financial information for July 1, 2010 will be reflected in IESI-BFC’s third quarter report.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.  Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements.  These forward-looking statements may include, without limitation, IESI-BFC Ltd.’s expectations with respect to: the synergies, efficiencies, capitalization and anticipated financial impacts of the transaction; and the timing of the completion of the transaction.

These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from the expected results.  Most of these factors are outside our control and difficult to predict.  The following factors, among others, could cause or contribute to such material differences: the ability to realize the expected synergies resulting from the transaction in the amounts or in the timeframe anticipated; and the ability to integrate Waste Services, Inc.’s businesses into those of IESI-BFC Ltd. in a timely and cost-efficient manner.  Additional factors that could cause IESI-BFC’s and WSI’s results to differ materially from those described in the forward-looking statements can be found in the 2009 Annual Report on Form 10-K for WSI, and in IESI-BFC’s 2009 Annual Report on Form 40-F, Registration Statement on Form F-10, as amended, and Registration Statement on Form F-4, each of which are filed with the SEC and available at the SEC’s Internet web site (www.sec.gov), and IESI-BFC’s 2009 Annual Information Form filed with the Ontario Securities Commission which is available at the SEDAR web site (www.sedar.com).  IESI-BFC and WSI caution that the foregoing list of factors is not exclusive. All subsequent written and oral forward-looking statements concerning WSI, IESI-BFC, the transaction or other matters and attributable to WSI or IESI-BFC or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. WSI and IESI-BFC do not undertake any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this communication, except as required by law.

Additional Information

IESI-BFC Ltd. has filed with the SEC a Registration Statement on Form F-4 containing a proxy statement/prospectus.  Stockholders are encouraged to read the proxy statement/prospectus regarding the proposed transaction as well as other documents filed with the SEC because they contain important information. Stockholders may obtain a free copy of the definitive proxy statement/prospectus, as well as other filings containing information about IESI-BFC Ltd. and Waste Services, Inc., without charge, at the SEC’s Internet site (www.sec.gov).

You may also obtain copies of all documents filed with the SEC regarding this transaction, without charge, from IESI-BFC’s website (www.iesi-bfc.com) or from Waste Services’ website (www.wasteservicesinc.com) or by directing a request to IESI-BFC Ltd., 135 Queens Plate Drive, Suite 300, Toronto, Ontario, Canada M9W 6V1, Attention:  Investor Relations, (416) 401-7729, or to Waste Services, Inc., 1122 International Blvd., Suite 601, Burlington, Ontario, Canada L7L 6Z8, Attention:  Shareholder Relations, (905) 319-1237.

About IESI-BFC Ltd.

IESI-BFC Ltd., through its subsidiaries, is one of North America’s largest full-service waste management companies, providing non-hazardous solid waste collection and landfill disposal services to commercial, industrial, municipal and residential customers in ten states and the District of the Columbia in the U.S., and five Canadian provinces.  Its two brands, IESI and BFI Canada, are leaders in their markets and serve over 1.8 million customers with vertically integrated collection and disposal assets.  IESI-BFC’s shares trade on the New York and Toronto Stock Exchanges under the symbol BIN.

To find out more about IESI-BFC, visit its website at www.iesi-bfc.com.

About Waste Services, Inc.

Waste Services, Inc. is a multi-regional, integrated solid waste services company that provides collection, transfer, disposal and recycling services in the U.S. and Canada. WSI, a Delaware corporation, is the second largest vertically integrated disposal company in the State of Florida, where it has 10 collection operations, nine transfer stations, seven recycling facilities and three landfills.  WSI’s shares trade on the NASDAQ under the symbol WSII.

To find out more about WSI, visit its website at www.wasteservicesinc.com.

Further Information

Contacts for IESI-BFC Ltd.

Andrea Rudnick

Vice President, Corporate Development and Communications

Tel:  (416) 401-7750

Chaya Cooperberg

Director, Investor Relations and Corporate Communications

Tel:  (416) 401-7729

chaya.cooperberg@bficanada.com

Contact for Waste Services, Inc.

Ed Johnson

Executive Vice President and Chief Financial Officer

Tel:  (905) 319-1237

ejohnson@wsii.us